Mail Stop 6010
Via Facsimile and U.S. Mail

June 4, 2008

Mr. Christopher Naughton
Managing Director
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113, Australia

>   **Re: Novogen Limited**
>   **Form 20-F for fiscal year ended June 30, 2007**
>   **File No. 0-29962**

Dear Mr. Naughton:

We have reviewed your May 14, 2008 response to our April 11, 2008 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 20-F for Fiscal Year Ended June 30, 2007

Item 18. Financial Statements

Note 24 Differences Between AIFRS and U.S. GAAP

(iv) Minority interests, page 133

1. In your response to prior comment two, consistent with paragraph 22 (c) of IAS 27, you state that minority interests consist of (i) the amount of those minority interests at the date of original combination; and (ii) the minority's share of changes in equity since the date of combination. However, you appear to indicate that under IFRS, minority interests are not allocated their share of profits, losses and reserves from the share purchase date. Rather they are allocated a share of all "opening" profits, losses and reserves based on their percentage shareholding at year end. Please provide more specific references to the IFRS technical literature that supports this accounting treatment, particularly supporting your adjustments

to minority interests and "accumulated losses," following the issue of new capital by a subsidiary.

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Please respond to the comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant